Consolidated Financial Statements
Prepared by Management

Years Ended December 31, 2014 and 2013

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with Canadian Securities Administrators and the U.S. Securities and Exchange Commission, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee of the Board of Directors meets with management to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and management discussion and analysis; considers the report of the external auditor; assesses the adequacy of internal controls, including management’s assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

March 4, 2015

/s/ Bradford Cooke	/s/ Dan Dickson

Chief Executive Officer	Chief Financial Officer

Endeavour Silver Corp.	Page - 2 -

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Endeavour Silver Corp.

We have audited the accompanying consolidated financial statements of Endeavour Silver Corp., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 3 -

Endeavour Silver Corp.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Endeavour Silver Corp. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endeavour Silver Corp.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 5, 2015 expressed an adverse opinion on the effectiveness of Endeavour Silver Corp.’s internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants

March 4, 2015
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 4 -

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Endeavour Silver Corp.

We have audited Endeavour Silver Corp.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Endeavour Silver Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Report on Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 5 -

Endeavour Silver Corp.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to Endeavour Silver Corp.’s ineffective management review of the recording of the impairment of long-lived assets and related financial statement disclosures, specifically related to the circular impact on deferred income taxes, has been identified and included in management’s assessment.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Endeavour Silver Corp. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the years then ended. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2014 consolidated financial statements, and this report does not affect our report dated March 4, 2015, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Endeavour Silver Corp. has not maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2014, relative to the aforementioned material weakness in internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants

March 4, 2015
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2014	2013
ASSETS

Current assets
Cash and cash equivalents	4	$31,045	$35,004
Investments	5	786	1,463
Accounts receivable	6	19,715	23,749
Inventories	7	21,604	23,647
Prepaid expenses		2,656	3,341
Total current assets		75,806	87,204

Non-current deposits		1,048	1,186
Deferred income tax asset		6,253	-
Mineral properties, plant and equipment	9,10	182,730	278,533
Total assets		$265,837	$366,923

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$17,408	$17,221
Income taxes payable		8,181	3,259
Derivative liabilities	14	-	1,491
Revolving credit facility	11	29,000	33,000
Total current liabilities		54,589	54,971

Provision for reclamation and rehabilitation	12	6,496	6,652
Contingent liability	15	-	99
Deferred income tax liability	21	12,479	49,053
Total liabilities		73,564	110,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 101,976,901 shares (Dec 31, 2013 - 99,784,409 shares)	Page 9	367,853	358,408
Contributed surplus	Page 9	8,430	14,836
Accumulated comprehensive income (loss)	Page 9	(4,758)	(4,081)
Retained earnings (deficit)		(179,252)	(113,015)
Total shareholders' equity		192,273	256,148
Total liabilities and shareholders' equity		$265,837	$366,923

Commitments (Notes 9and Note 12(b))

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Years Ended
		December 31,	December 31,
	Notes	2014	2013

Revenue		$196,928	$276,783

Cost of sales:
Direct production costs		125,309	158,582
Royalties	9 (a)	1,146	1,328
Share-based compensation	13 (b)	537	515
Depreciation and depletion		54,312	53,569
Write down of inventory to net realizable value	7	1,255	5,874
		182,559	219,868
Mine operating earnings		14,369	56,915

Expenses:
Exploration	16	12,548	13,168
General and administrative	17	9,692	11,605
Impairment of non-current assets	10	83,000	95,815
Impairment of goodwill	10	-	39,245
Write off of exploration property	9 (f)(g)	631	-
		105,871	159,833
Operating earnings (loss)		(91,502)	(102,918)

Mark-to-market loss/(gain) on derivative liabilities	14	1,434	(3,750)
Mark-to-market loss/(gain) on contingent liability	15	(99)	(8,398)
Finance costs	18	1,382	1,513

Other income (expense):
Foreign exchange		(1,709)	(2,597)
Investment and other		(546)	(1,079)
		(2,255)	(3,676)

Earnings (loss) before income taxes		(96,474)	(95,959)

Income tax expense (recovery):
Current income tax expense	21	20,886	13,970
Deferred income tax expense (recovery)	21	(42,827)	(20,464)
		(21,941)	(6,494)
Net earnings (loss) for the year		(74,533)	(89,465)

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	5	(677)	1,250

Comprehensive income (loss) for the year		$(75,210)	$(88,215)

Basic and diluted earnings (loss) per share based on net earnings		$(0.74)	$(0.90)

Basic and diluted weighted average number of shares outstanding		101,314,393	99,720,704

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
Balance at December 31, 2012		99,541,522	357,296	12,828	(5,331)	(24,597)	340,196

Exercise of options	13(b)	139,000	730	(255)			475
Exercise of warrants	13 (d), 14	37,399	148				148
Share appreciation rights	13 (c)	66,488	234	(234)			-
Share based compensation	13 (b)			3,544			3,544
Unrealized gain (loss) on available for sale assets	5				4,341		4,341
Realized gain (loss) on available for sale assets					(3,091)		(3,091)
Expiry and forfeiture of options				(1,047)		1,047	-
Earnings (loss) for the year						(89,465)	(89,465)
Balance at December 31, 2013		99,784,409	$358,408	$14,836	$(4,081)	$(113,015)	256,148$

Exercise of options	13 (b)	951,000	3,954	(1,462)			2,492
Exercise of warrants	13 (d), 14	1,155,905	5,126	(248)			4,878
Issued on acquisition of mineral properties, net	9 (d)	85,587	365				365
Share based compensation	13 (b)			3,600			3,600
Unrealized gain (loss) on available for sale assets	5				(677)		(677)
Expiry and forfeiture of options				(8,296)		8,296	-
Earnings (loss) for the year						(74,533)	(74,533)
Balance at December 31, 2014		101,976,901	$367,853	$8,430	$(4,758)	$(179,252)	192,273$

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

		Years Ended
		December 31,	December 31,
	Notes	2014	2013

Operating activities
Net earnings (loss) for the year		$(74,533)	$(89,465)
Items not affecting cash:
Share-based compensation	13(b)	3,600	3,544
Impairment of non-current assets	10	83,000	95,815
Impairment of goodwill	10	-	39,245
Depreciation and depletion		54,659	53,898
Deferred income tax provision (recovery)	21	(42,827)	(20,464)
Unrealized foreign exchange loss (gain)		(72)	682
Mark-to-market loss (gain) on derivative liability	14	1,434	(3,750)
Mark-to-market loss (gain) on contingent liability	15	(99)	(8,398)
Finance costs	18	1,240	1,513
Allowance for IVA receivable	6	1,002	-
Write down of inventory to net realizable value	7	1,255	5,874
Write off of exploration property	9 (f)(g)	631	-
Loss (gain) on marketable securities		-	3,091
Net changes in non-cash working capital	19	9,473	(5,041)
Cash from (used in) operating activities		38,763	76,544

Investing activites
Property, plant and equipment expenditures	9	(41,748)	(88,518)
Investment in short term investments		-	(130)
Proceeds from sale of short term investments		-	5,328
Investment in long term deposits		(82)	(65)
Cash used in investing activities		(41,830)	(83,385)

Financing activities
Proceeds from revolving credit facility	11	2,000	30,000
Repayment of revolving credit facility	11	(6,000)	(6,000)
Debt issuance costs	11	-	(144)
Interest paid	11	(981)	(1,101)
Exercise of options and warrants	13(b)(d)	4,447	528
Share issuance costs		(10)	-
Cash from (used in) financing activites		(544)	23,283

Effect of exchange rate change on cash and cash equivalents		(348)	(55)
Increase (decrease) in cash and cash equivalents		(3,611)	16,442
Cash and cash equivalents, beginning of year		35,004	18,617
Cash and cash equivalents, end of year		$31,045	$35,004

Supplemental cash flow information	19
The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting period for the year ended December 31, 2014.

The Board of Directors approved the consolidated financial statements for issue on March 4, 2015.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V. and Metales Interamericanos S.A. de C.V.. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all periods presented and by all subsidiaries in the group.

(a)	Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of non-monetary available-for-sale financial instruments which are recognized in other comprehensive income.

(b)	Use of estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment useful lives, estimating the fair values of financial instruments and derivatives, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

Information about the use of management estimates that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 10	Impairment
Note 12	Provision for Reclamation and Rehabilitation
Note 13	Share Capital
Note 14	Derivative Liabilities
Note 15	Contingent Liability
Note 21	Income Taxes

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Financial instruments

Financial assets and financial liabilities, including derivatives and contingent liabilities, are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as a financial asset at fair value through profit or loss, held for trading, available-for-sale, held-to-maturity or loans and receivables or as a financial liability at fair value through profit or loss or at amortized cost.

Financial assets and liabilities at fair value through profit or loss are measured at fair value with changes in fair value recognized in net earnings. Financial assets and financial liabilities classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Derivative instruments, including embedded derivatives, are recorded on the statement of financial position at fair value. Changes in the fair value of derivative instruments are recognized in net earnings.

Realized gains and losses on short term metal derivative transactions are presented as investment and other income.

(d)	Fair value of financial instruments

The carrying values of the Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities and income taxes payable approximate their fair values due to their short terms to maturity. The carrying value of the revolving credit facility approximates its fair value due to the existence of floating market-based interest rates. Investments, consisting of money market investments, marketable securities and notes are recorded at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income unless unrealized losses are indicative of impairments in value, in which case they are recognized in net earnings.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than ninety days, or that are readily convertible into cash. Cash and cash equivalents are classified as loans and receivables.

(f)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value with unrealized gains and losses at the reporting date recognized in other comprehensive income.

(g)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. Work-in-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory, characterized as dore bars or concentrate, is valued at the lower of average production cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(h)	Mineral properties, plant and equipment

Mineral properties, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of mineral properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial feasibility. These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. Project costs related to exploration and evaluation activities are expensed as incurred until such time as the Company has defined mineral reserves. Thereafter, costs for the project are capitalized prospectively in mineral properties, plant and equipment. The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, with these assets recognized at cost.

Endeavour Silver Corp.	Page -12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral property costs within mineral properties, plant and equipment. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and amortized separately over their useful lives.

Plant and equipment is recorded at cost and amortized using the straight-line method at rates varying from 10% to 30% annually. The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(i)	Impairment of Long-Lived Assets

The Company’s tangible assets are reviewed for indications of impairment at each financial statement date. If an indicator of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Management periodically reviews the carrying value of its exploration and evaluation assets with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecast future metal prices, forecast future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a predetermined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(j)	Reclamation and rehabilitation obligations

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs, changes in the discount or inflation rates and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in profit or loss for the period.

(k)	Revenue recognition

The Company recognizes revenue from the sale of bullion and concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer, and the revenue can be reliably measured. Revenue from the sale of concentrates is based on prevailing market prices and estimated mineral content which is subject to adjustment upon final settlement based on metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date, caused by changes in market metal prices, results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. Revenue is recorded in the consolidated statement of comprehensive income, gross of treatment and refining costs paid to counterparties under the terms of the sales agreements.

(l)	Share-based payments

The Company has a share option plan which is described in Note 13(b). The Company records all share-based compensation for options using the fair value method with graded vesting. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

Share-based payment expense relating to cash-settled awards, including deferred share units, is accrued over the vesting period of the units based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

(m)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent their recovery is considered probable based on their term to expiry and estimates of future taxable income.

(n)	Earnings per share

Basic earnings per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(o)	Business combinations

On a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of the acquisition date).

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized and before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

(p)	Goodwill

Goodwill is not amortized; however, it is tested annually for impairment. In addition, at each reporting period, if there is an indication that goodwill is impaired, it is tested for impairment at that time. Goodwill is allocated to the group of cash generating units (“CGU”) that comprise an operating segment as each CGU in a segment is expected to derive benefits from a business combination that results in the recognition of goodwill. A goodwill impairment is recognized for any excess of the carrying amount of the segment over its recoverable amount. Any goodwill impairment is recognized in the statement of net earnings (loss) in the reporting period in which it occurs. Goodwill impairment charges cannot be reversed in future periods.

(q)	Changes in accounting standards and new accounting standards

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRIC 21 Levies

In May 2013, the IASB issued IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executor contracts or other contractual arrangements. The interpretation also confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. IFRIC 21 was applied retrospectively with no material impact on the consolidated financial statements.

The Company has not early adopted any other standard, interpretation or amendment in the consolidated financial statements that have been issued, but not yet effective.

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2014, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that may effect the financial statements.

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and highly liquid investments that are readily convertible to cash with an original maturity of 90 days or less at the date of purchase.

	December 31	December 31
	2014	2013
Bank balances	$31,045	$35,004
	$31,045	$35,004

5.	INVESTMENTS

	December 31	December 31
	2014	2013

Investment in marketable securities, at cost	5,544	5,544
Unrealized gain (loss) on marketable securities	(4,029)	(3,772)
Unrealized foreign exchange gain (loss)	(729)	(309)
	786	1,463

Marketable securities are classified as Level 1 in the fair value hierarchy (see note 22(a)) and as available-for-sale financial assets. The fair values of available-for-sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

6.	ACCOUNTS RECEIVABLE

		December 31	December 31
	Note	2014	2013

Trade receivables (1)		$7,394	$10,263
IVA receivables (2)		11,369	12,717
Income taxes recoverable		529	411
Due from related parties	8	180	248
Other receivables		243	110
		$19,715	$23,749

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see note 22(a)).

(2)	The IVA receivables include an allowance of $1,002 on historical balances.

7.	INVENTORIES

	December 31	December 31
	2014	2013

Warehouse inventory	$9,147	$10,522
Stockpile inventory (1)	4,113	8,530
Work in process inventory (3)	1,380	3,572
Finished goods inventory (2)(3)	6,964	1,023
	$21,604	$23,647

(1)	The Company has stockpiled 75,103 tonnes of mined ore as of December 31, 2014 (December 31, 2013 – 128,604 tonnes).

(2)

The Company held 507,081 silver ounces and 2,378 gold ounces as of December 31, 2014 (December 31, 2013 – 51,000 and 198, respectively); these ounces are carried at the lesser of cost and net realizable value. As at December 31, 2014, the quoted market value of the silver ounces was $8,098 (December 31, 2013 - $995) and the quoted market value of the gold ounces was $2,852 (December 31, 2013 - $238).

(3)

The finished goods inventory balances at December 31, 2014 includes a write down to net realizable value of $363 for finished goods inventory held by the El Cubo mine. Of this amount, $217 is comprised of cash costs and $146 relates to depreciation and depletion. The total write down for the year of $1,255 also includes previous write downs to net realizable value of $892 at quarter ends for finished goods inventory held by the El Cubo mine, which was subsequently sold in the third and fourth quarters. Of this amount, $582 is comprised of cash costs and $310 of depreciation and depletion. The carrying amount of this inventory, at net realizable value is $1,740 as at December 31, 2014.

The work in process inventory balance at December 31, 2013 includes a write down to net realizable value of $664 for work in process inventory held by the El Cubo mine. Of this amount, $234 is comprised of cash costs and $430 relates to depreciation and depletion. The total write down for 2013 of $5,874 also includes write downs to net realizable value of $4,171 at quarter ends for work in process and finished goods inventory held by the El Cubo mine, which was subsequently sold in the fourth quarter. Of this amount, $2,852 is comprised of cash costs and $1,319 of depreciation and depletion. The carrying amount of this inventory, at net realizable value was $6,685 as at December 31, 2013. The total write down for 2013 of $5,874 also includes previous write downs to net realizable value of $1,039 at quarter ends for finished goods inventory held by the Guanacevi mine, which was subsequently sold in the fourth quarter. Of this amount, $769 is comprised of cash costs and $270 of depreciation and depletion.

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

8.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a related party company, with a director in common, and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $180 net receivable related to administration costs and other items outstanding as of December 31, 2014 (December 31, 2013 – $248).

The Company was charged $150 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (December 31, 2013 - $129). The Company has $3 payable related to legal costs outstanding as at December 31, 2014 (December 31, 2013 - $8).

Key management personnel

The key management of the Company comprises executive and non-executive directors, members of executive management and the Company’s corporate secretary. Compensation of key management personnel was as follows:

	Dec 31, 2014	Dec 31, 2013

Salaries and short-term employee benefits	$2,868	$4,233
Non-executive directors' fees	215	180
Share-based payments	3,167	3,337
	$6,250	$7,750

The amount disclosed for share-based payments is the expense for the year calculated in accordance with IFRS 2, Share-based payments. The fair value of a share-based payment award is recognized as an expense over the vesting period of the award. Therefore, the compensation expense in the current year comprises a portion of current year awards and those of preceding years that vested within the current year.

The share-based payments include the change in fair value of non-executive directors’ cash settled deferred share units over each reporting period and payments of deferred share units. During the year ended December 31, 2014, the Company granted 82,689 cash settled deferred share units with a market value of $342 at the date of grant (December 31, 2013 –85,491 cash settled deferred share units with a market value of $337). At December 31, 2014, the market value of cash settled deferred share units was $367 (December 31, 2013 – $307), with the change in fair value recognized in the net earnings (loss).

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

9.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2012	$329,314	$51,885	$40,334	$6,721	$6,027	$434,281
Additions	38,761	35,034	11,675	1,977	1,218	88,665
Disposals	-	(16)	-	-	(114)	(130)

Balance at December 31, 2013	368,075	86,903	52,009	8,698	7,131	522,816
Additions	31,469	4,086	4,125	1,273	781	41,734
Write offs	(631)	-	-	-	-	(631)
Disposals	-	-	-	-	(70)	(70)

Balance at December 31, 2014	$398,913	$90,989	$56,134	$9,971	$7,842	$563,849

Accumulated amortization and impairment
Balance at December 31, 2012	$72,231	$11,459	$8,559	$1,014	$2,587	$95,850
Amortization	39,091	5,964	5,319	703	1,634	52,711
Impairment	81,743	14,072	-	-	-	95,815
Disposals	-	-	-	-	(93)	(93)

Balance at December 31, 2013	193,065	31,495	13,878	1,717	4,128	244,283
Amortization	39,885	5,893	5,820	769	1,539	53,906
Impairment	83,000	-	-	-	-	83,000
Disposals	-	-	-	-	(70)	(70)

Balance at December 31, 2014	$315,950	$37,388	$19,698	$2,486	$5,597	$381,119

Net book value
At December 31, 2013	$175,010	$55,408	$38,131	$6,981	$3,003	$278,533
At December 31, 2014	$82,963	$53,601	$36,436	$7,485	$2,245	$182,730

As of December 31, 2014, the Company had $41 committed for capital equipment purchases in 2015.

(a)	Guanacevi, Mexico

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). The Company is required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles retains a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties, if any. In 2014, the Company paid $82 in royalties on these properties (2013 - $1,328).

Property concessions acquired by the Company in the Guanacevi District are maintained with nominal property tax payments to the Mexican government.

(b)	Bolanitos, Mexico

In 2007, the Company acquired the exploitation contracts and underlying assets to the Bolanitos silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Cubo, Mexico

On July 13, 2012, the Company acquired the exploitation contracts and underlying assets relating to the Cubo silver-gold mine located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(d)	Guadalupe Y Calvo, Mexico

On July 13, 2012, the Company acquired the Guadalupe Y Calvo exploration project in Chihuahua, Mexico.

In August 2014 the Company acquired the La Bufa exploration property, which is adjacent to the Company’s Guadalupe y Calvo exploration property in Chihuahua, Mexico for 85,587 common shares and a $19 cash advance. Total consideration paid amounted to $417, which has been capitalized to mineral properties. The property is subject to a 2% net smelter return (“NSR”) royalty on mineral production.

(e)	San Sebastian, Mexico

In February 2010, the Company acquired the option to purchase a 100% interest in the San Sebastian properties, located in Jalisco, Mexico by paying a total of $2,750 over three years. As of December 31, 2014, the Company has paid $2,750 and acquired a 100% interest in the San Sebastian properties. The Company is required to pay a 2% NSR royalty on any production from the San Sebastian properties.

(f)	Panuco, Mexico

In August 2011, the Company acquired the option to acquire a 51% interest in the Panuco exploration property, located in Durango, Mexico by paying a total of $145 over the first year of the agreement and completing $4,000 on exploration expenditures over four years. In August 2014, the Company decided to terminate the option agreement and wrote off $381 of deferred acquisition and land holding costs associated with this property.

(g)	El Inca, Chile

In October 2012, the Company acquired the option to purchase a 75% interest in the El Inca properties, located in Chile, by paying a total of $2,000 over four years, of which the Company paid $250 to date, and completing $5,000 on exploration expenditures over four years. The Company also must deliver a report of an estimate of resources and a pre-feasibility study report before the end 2016. The Company is required to pay a 3.5% NSR royalty, which may be reduced to a 2.5% NSR royalty by a payment of $1,000, on any production from the El Inca properties. In November 2014, the Company decided to terminate the option agreement and wrote off $250 of deferred acquisition and land holding costs associated with this property

(h)	Mineral property contingencies

The Company has also entered into other non-material option agreements on exploration properties in Mexico.

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

10.	IMPAIRMENT OF NON CURRENT ASSETS AND GOODWILL

The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment and allocated goodwill, are determined on an annual basis and circumstances result in impairment indicators. As at December 31, 2013, the Company determined there were several indicators of potential impairment of its producing mineral properties, including the sustained decline in precious metal prices, the Mexican tax reform effective January 1, 2014 (see note 21) and a reduction of the Guanacevi estimated reserves and resources. At December 31, 2014 the continued commodity price decline led the Company to re-assess the recoverable amounts of its CGUs. The recoverable amounts are based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represents each CGUs value in use. The cash flows are determined based on the life-of-mine after tax cash flow forecast which incorporates management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

At December 31, 2013 the Company tested the recoverability of its operating assets, which resulted in a detailed review of the Guanacevi and El Cubo operations. The Company estimated future operating and capital costs, factored in analysts’ consensus pricing for the first five years of its economic model and then used a long term silver price of $22 per ounce, a long term gold price of $1,300 per ounce and a risk adjusted project specific discount rate of 8% based on the CGUs weighted average cost of capital. Due to the sensitivity of the recoverable amounts to the various factors mentioned and specifically long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

At December 31, 2013 the carrying value related to the Guanacevi CGU was $74,771 and net of associated deferred income tax liabilities of $15,394, was greater than its estimated recoverable amount of $23,113, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of value in use. Based on the above assessment, at December 31, 2013, the Company recorded an impairment charge related to the Guanacevi mine of $36,264, net of tax ($51,378 before tax).

At December 31, 2013 the carrying value related to the El Cubo CGU was $270,871, including goodwill of $39,245 and net of associated deferred income tax liabilities of $67,468 was greater than its estimated recoverable amount of $135,386, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2013, the Company recorded an impairment charge related to the El Cubo CGU of $68,017, net of tax, comprised of goodwill of $39,245 and non-current assets of $28,772 ($44,437 before tax).

At December 31, 2014 the Company tested the recoverability of its operating assets, resulting in a detailed review of the all its operations. The Company estimated future operating and capital costs, factored in analysts’ consensus pricing for the first three years of its economic model (Silver: 2015 - $18.31/oz, 2016 - $18.72/oz, 2017 - $19.51/oz; Gold: 2015 - $1,253/oz, 2016 - $1,270/oz, 2017 - $1,271/oz) and then used a long term silver price of $19.59 per ounce and a long term gold price of $1,270 per ounce and a risk adjusted project specific discount rate of 9.0% -9.5% based on the CGUs weighted average cost of capital. Due to the sensitivity of the recoverable amounts to the various factors mentioned and specifically long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

At December 31, 2014 the carrying value related to the El Cubo CGU was $191,565 and net of associated deferred income tax liabilities of $52,836 was greater than its estimated recoverable amount of $89,000, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2014, the Company recorded an impairment charge related to the El Cubo CGU of $55,858, net of tax ($83,000 before tax).

In 2014, The Company reviewed the Guancevi CGU for value in use, which resulted in no significant change after the impairment charge in 2013. The Guanacevi carrying value was adjusted to value in use in 2013; any modest decrease in one key assumption in isolation causes the estimated recoverable amount to be less than or equal to the net carrying value of $24.1 million.

For the Bolanitos CGU, the Company performed sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding other assumptions constant. Under such scenarios, the carrying value of the Company’s carrying value associated with Bolanitos may exceed recoverable amount for the purpose of the impairment test. A decrease in the precious metal prices of 6% or an increase in operating costs of 8% in isolation cause the estimated recoverable amount to be equal to the net carrying value of $35.4 million.

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

11.	REVOLVING CREDIT FACILITY

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over three years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolanitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including debt to EBITDA leverage ratio, interest service coverage ratio and a tangible net worth calculation. At December 31, 2014, the Company had drawn $29,000 on the Facility and has recognized $1,343 of interest expense (December 31, 2012 - $1,474) in financing costs. On July 24, 2013, as part of the facility agreement, the capacity of the Facility was reduced to $50 million. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016, with a requirement to reduce the credit limit from $50 million to $25 million on July 24, 2015.

	Facility Financial
Facility Financial Covenants	Requirements	2014	2013
Leverage Ratio	< 3.00:1	0.64	$0.35
Interest Service Coverage Ratio	> 4.00:1	40	77
Tangible Net Worth	> 216,000	197,031	260,229

As of December 31, 2014 the Company breached the “Tangible Net Worth” covenant under the Facility which requires Tangible Net Worth of the Company (as defined in the Facility) to be greater than 80% of “Equity” (as defined by the Facility) on June 30, 2012 plus 50% of subsequent quarterly earnings. Subsequent to year end, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) on December 31, 2014, plus 50% of subsequent quarterly earnings. The Company was in compliance with all financial covenants under the Facility as at December 31, 2013.

The Company has deferred commitment fees and legal costs of $937 which are being recognized over the life of the facility. For the year ended December 31, 2014, $221 of the deferred commitment fees and legal costs were amortized (December 31, 2013 - $254).

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

12.	PROVISON FOR RECLAMATION AND REHABILITATION

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $1,920 for the Guanacevi mine operations, $1,125 for the Bolanitos mine operations and $4,249 for the El Cubo mine operations.

The timing of cash flows has been estimated based on the mine lives using current reserves and the present value of the probability weighted future cash flows assumes a risk free rate specific to the liability of 1.11% for Guanacevi, 1.11% for Bolanitos and 1.98% for El Cubo and an inflation rate of 1.75% for Guanacevi, 1.75% for Bolanitos and 1.94% for El Cubo.

Changes to the reclamation and rehabilitation provision balance during the year are as follows:

Balance at December 31, 2012	$6,496

Unwinding of discount for the year	39
Change in liability due to change in assumptions	117
Balance at December 31, 2013	6,652

Unwinding of discount for the year	39
Change in liability due to change in assumptions	(195)
Balance at December 31, 2014	$6,496

13.	SHARE CAPITAL

(a)	Management of Capital

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. As at December 31, 2014, the Company is not subject to externally imposed capital requirements.

(b)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and changes during the year:

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2014		December 31, 2013
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of year	5,695,550	$5.26	4,171,450	$5.87
Granted	1,925,000	$4.67	2,022,500	$4.12
Exercised (1)	(951,000)	$2.90	(259,000)	$3.56
Cancelled	(1,822,600)	$8.19	(239,400)	$8.20
Outstanding, end of year	4,846,950	$4.38	5,695,550	$5.26

Options exercisable at year end	3,299,450	$4.32	4,307,550	$5.45

(1) There were nil options cancelled in exchange for share appreciation rights during the year ended December 31, 2014 (December 31, 2013 – 120,000 options priced with a weighted average price of CAN $3.67 were cancelled in exchange for 66,488 share appreciation rights).

The following tables summarize information about stock options outstanding at December 31, 2014:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Dec 31, 2014	(Number of Years)	Prices	Dec 31, 2014	Prices

$3.00 - $3.99	886,600	0.4	$3.67	886,600	$3.67
$4.00 - $4.99	3,812,300	3.9	$4.40	2,264,800	$4.30
$8.00 - $8.99	148,050	1.9	$8.34	148,050	$8.34
	4,846,950	3.2	$4.38	3,299,450	$4.32

During the year ended December 31, 2014, the Company recognized share based compensation expense of $3,600 (December 31, 2013 - $3,544) based on the fair value of the vested portion of options granted in current and prior years.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Weighted average fair value of
options granted during the year	$1.93	$1.61
Risk-free interest rate	1.31%	1.20%
Expected dividend yield	0%	0%
Expected stock price volatility	59%	57%
Expected option life in years	3.84	3.27

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2014, the unvested share option expense not yet recognized was $1,205 (December 31, 2013 - $1,130) which is expected to be recognized over the next 17 months.

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Share Appreciation Rights Plan

The Company’s share appreciation rights plan allows a participant the right (the “Right”), when entitled to exercise an option, to terminate such option in whole or in part by notice in writing to the Company and in lieu of receiving common shares pursuant to the exercise of the option, and receive instead, at no cost to the participant, that number of common shares, disregarding fractions, which, when multiplied by the market price on the day immediately prior to the exercise of the Right have a total value equal to the product of that number of common shares subject to the option times the difference between the market price on the day immediately prior to the exercise of the Right and the option exercise price. During fiscal 2014, nil options (2013 – 120,000) were cancelled for the exchange of share appreciation rights (2013 – 66,488).

(d)	Warrants

The following table summarizes the status of the Company’s share purchase warrants and changes during the years presented:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2013	Issued	Exercised	Expired	December 31, 2014
CAN $
$1.90	February 25, 2014	475,000	-	(475,000)	-	-
$1.51	February 25, 2014	25,292	-	(25,292)	-	-
$1.90	February 26, 2014	322,207	-	(322,207)	-	-
$2.05	February 26, 2014	374,468	-	(374,468)	-	-
		1,196,967	-	(1,196,967)	-	-

The warrants with an expiry date of February 26, 2014, consisted of agent warrants issued for placing debentures and warrants issued on conversion of debentures, and were eligible to be exercised “cashless” in which event no payment of the exercise price was required and the holder received the number of shares based upon the intrinsic value of the warrants over the five day trading average share price of the Company prior to exercise. For the year ended December 31, 2014, 85,525 warrants (December 31, 2013 – 26,315) were elected by the holders to be exercised “cashless” resulting in 44,463 (December 31, 2013 – 11,084) shares being issued.

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	December 31, 2013
CAN $
$1.90	February 25, 2014	475,000	-	-	-	475,000
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	322,207	-	-	-	322,207
$2.05	February 26, 2014	427,098	-	(52,630)	-	374,468
		1,249,597		- (52,630)	-	1,196,967

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

14.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants had an exercise price denominated in a currency which is different from the functional currency of the Company (US dollar), the warrants were treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability is classified as level 2 in the fair value hierarchy (see note 22(a)). The Company uses the Black-Scholes Option Pricing Model to estimate the fair value of the Canadian dollar denominated warrants.

Balance at December 31, 2012	$5,336
Exercise of warrants	(95)
Mark to market loss (gain)	(3,750)
Balance at December 31, 2013	1,491
Exercise of warrants	(2,925)
Mark to market loss (gain)	1,434
Balance at December 31, 2014	$-

Assumptions used in the Black-Scholes model to estimate the fair value of the warrant derivative liability:

	Year Ended	Year Ended
	Dec. 31, 2014	Dec. 31, 2013
Outstanding warrants	-	849,468
Weighted average fair value of warrants at year end	-	$1.75
Risk-free interest rate	-	0.88%
Expected dividend yield	-	0%
Expected stock price volatility	-	45%
Expected warrant life in years	-	0.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant.

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

15.	CONTINGENT LIABILITY

On July 13, 2012, the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries: Compania Minera del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”).

As a result of the acquisition, the Company owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico. The total estimated consideration of $203,487 included a contingent consideration based on the gold price.

AuRico will be entitled to receive up to an additional $30 million in cash payments from the Company upon the occurrence of certain events as follows:

a)	$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time until July 13, 2015;

b)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time until July 13, 2015; and

c)	$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time until July 13, 2015.

The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation resulting in a valuation of $7,908 at the acquisition date. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line.

The fair value of the contingent consideration as at December 31, 2014 was determined to be $nil (December 31, 2013 - $99). For the year ended December 31, 2014, the current gold drift rate and amortization of the contingency period resulted in a $99 mark-to-market gain (December 31, 2013 - $8,398).

Under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2013, there was a $1,000 letter of credit provided by the Company as security to the owner of the Las Torres facility.

16.	EXPLORATION

	Year ended
	December 31	December 31
	2014	2013

Depreciation and depletion	$125	$138
Share-based compensation	259	150
Salaries, wages and benefits	1,910	2,731
Direct exploration expenditures	10,254	10,149
	$12,548	$13,168

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

17.	GENERAL AND ADMINISTRATIVE

	Year ended
	December 31	December 31
	2014	2013

Depreciation and depletion	$222	$191
Share-based compensation	2,804	2,879
Salaries, wages and benefits	2,987	4,579
Direct general and administrative expenditures	3,679	3,956
	$9,692	$11,605

18.	FINANCE COSTS

	Year ended
	December 31	December 31
	2014	2013

Accretion on provision for reclamation and rehabilitation	$39	$39
Revolving credit facility finance costs	1,343	1,474
	$1,382	$1,513

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year Ended	Year Ended
	December 31	December. 31
	2014	2013

Net changes in non-cash working capital
Accounts receivable	$2,964	$(3,111)
Inventories	647	9,487
Prepaid expenses	685	6,599
Due from related parties	68	(112)
Accounts payable and accrued liabilities	187	(17,309)
Income taxes payable	4,922	(595)
	$9,473	$(5,041)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$(195)	$117
Fair value of exercised options allocated to share capital	1,462	255
Fair value of shares issued under the share appreciation rights plan	-	234
Fair value of exercised agent warrants allocated to share capital	248	-
Fair value of equity issued on property acquisition	373	-

Other cash disbursements:
Income taxes paid	$13,798	$15,516

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

20.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	December 31, 2014
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$9,932	$195	$14,316	$6,100	$502	$31,045
Investments	786	-	-	-	-	786
Accounts receivables	378	391	1,914	4,004	13,028	19,715
Inventories	-	-	10,802	5,652	5,150	21,604
Prepaid expenses	1,505	622	378	68	83	2,656
Non-current deposits	193	56	582	143	74	1,048
Deferred income tax asset	178	-	-	-	6,075	6,253
Mineral property, plant and equipment	269	4,237	29,212	40,448	108,564	182,730
Total assets	$13,241	$5,501	$57,204	$56,415	$133,476	$265,837

Accounts payable and accrued liabilities	$4,610	$1,683	$2,959	$2,552	$5,604	$17,408
Income taxes payable	306	-	1,321	6,502	52	8,181
Revolving credit facility	29,000	-	-	-	-	29,000
Provision for reclamation and rehabilitation	-	-	1,831	1,016	3,649	6,496
Deferred income tax liability	-	-	5,798	6,681	-	12,479
Total liabilities	$33,916	$1,683	$11,909	$16,751	$9,305	$73,564

	December 31, 2013
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$6,991	$143	$9,696	$13,880	$4,294	$35,004
Investments	1,463	-	-	-	-	1,463
Accounts receivables	374	78	3,204	9,807	10,286	23,749
Inventories	-	-	12,138	6,675	4,834	23,647
Prepaid expenses	1,562	242	517	220	800	3,341
Non-current deposits	331	56	582	143	74	1,186
Deferred income tax asset	-	-	-	-	-	-
Mineral property, plant and equipment	231	4,321	23,392	58,399	192,190	278,533
Total assets	$10,952	$4,840	$49,529	$89,124	$212,478	$366,923

Accounts payable and accrued liabilities	$4,931	$365	$4,219	$2,713	$4,993	$17,221
Income taxes payable	411	-	-	2,848		3,259
Derivative liabilities	1,491	-	-	-	-	1,491
Revolving credit facility	33,000	-	-	-	-	33,000
Provision for reclamation and rehabilitation	-	-	1,846	1,039	3,767	6,652
Contingent liability	99	-	-	-	-	99
Deferred income tax liability	172	-	2,090	20,372	26,419	49,053
Total liabilities	$40,104	$365	$8,155	$26,972	$35,179	$110,775

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Year ended December 31, 2014
Silver revenue	$-	$-	$59,898	$41,950	$20,839	$122,687
Gold revenue	-	-	8,336	44,513	21,392	74,241
Total revenue	$-	$-	$68,234	$86,463	$42,231	$196,928
Salaries, wages and benefits:
mining	$-	$-	$7,442	$5,820	$9,407	$22,669
processing	-	-	2,507	1,160	1,864	5,531
administrative	-	-	3,837	4,002	3,596	11,435
stock based compensation	-	-	179	179	179	537
change in inventory	-	-	(1,046)	144	(430)	(1,332)
Total salaries, wages and benefits	-	-	12,919	11,305	14,616	38,840
Direct costs:
mining	-	-	12,947	14,931	12,284	40,162
processing	-	-	12,759	17,593	9,499	39,851
administrative	-	-	2,957	2,405	3,797	9,159
change in inventory	-	-	(2,071)	620	(715)	(2,166)
Total direct production costs	-	-	26,592	35,549	24,865	87,006
Depreciation and depletion:
depreciation and depletion	-	-	5,749	27,047	21,766	54,562
change in inventory	-	-	(249)	218	(219)	(250)
Total depreciation and depletion	-	-	5,500	27,265	21,547	54,312
Royalties	-	-	425	521	200	1,146
Write down of inventory to NRV	-	-	-	-	1,255	1,255
Total cost of sales	$-	$-	$45,436	$74,640	$62,483	$182,559
Impairment on non-current assets	-	-	-	-	83,000	83,000
Earnings (loss) before taxes	(14,664)	(13,179)	22,798	11,823	(103,252)	(96,474)
Current income tax expense	524	-	7,938	12,323	101	20,886
Deferred income tax expense (recovery)	(349)	-	3,707	(13,691)	(32,494)	(42,827)
Total income tax expense (recovery)	175	-	11,645	(1,368)	(32,393)	(21,941)
Net earnings (loss)	$(14,839)	$(13,179)	$11,153	$13,191	$(70,859)	$(74,533)

	Year ended December 31, 2013
Silver revenue	$-	$-	$64,910	$72,288	$28,028	$165,226
Gold revenue	-	-	9,418	77,152	24,987	111,557
Total revenue	$-	$-	$74,328	$149,440	$53,015	$276,783
Salaries, wages and benefits:
mining	$-	$-	$7,733	$6,651	$9,882	$24,266
processing	-	-	2,454	1,941	2,052	6,447
administrative	-	-	3,901	4,961	4,055	12,917
stock based compensation	-	-	172	172	171	515
change in inventory	-	-	317	2,495	1,340	4,152
Total salaries, wages and benefits	-	-	14,577	16,220	17,500	48,297
Direct costs:
mining	-	-	16,687	19,197	11,125	47,009
processing	-	-	12,800	21,727	7,717	42,244
administrative	-	-	3,235	3,208	4,897	11,340
change in inventory	-	-	876	6,743	2,588	10,207
Total direct production costs	-	-	33,598	50,875	26,327	110,800
Depreciation and depletion:
depreciation and depletion	-	-	15,684	11,596	22,410	49,690
change in inventory	-	-	245	2,366	1,268	3,879
Total depreciation and depletion	-	-	15,929	13,962	23,678	53,569
Royalties	-	-	1,328	-	-	1,328
Write down of inventory to NRV	-	-	1,039	-	4,835	5,874
Total cost of sales	$-	$-	$66,471	$81,057	$72,340	$219,868
Impairment on non-current assets and goodwill	-	-	51,379	-	83,681	135,060
Earnings (loss) before taxes	(4,646)	(13,168)	(43,522)	68,383	(103,006)	(95,959)
Current income tax expense	2,802		616	10,552	-	13,970
Deferred income tax expense (recovery)	(57)		(6,711)	3,392	(17,088)	(20,464)
Total income tax expense (recovery)	2,745	-	(6,095)	13,944	(17,088)	(6,494)
Net earnings (loss)	$(7,391)	$(13,168)	$(37,427)	$54,439	$(85,918)	$(89,465)

The Exploration segment included $566 of costs incurred in Chile for the year ended December 31, 2014 (2013 - $2,184).

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

21.	INCOME TAXES

(a)	Tax Assessments

On February 18, 2013, the Mexican tax administration published temporary regulations on the tax amnesty program enacted in December 2012. Under the tax amnesty, available until May 31, 2013, taxpayers were able to settle tax liabilities for years 2006 and prior with forgiveness of up to 80% of the omitted tax and inflation adjustments and up to 100% of interest and penalties. Further, interest and penalties on qualified liabilities arising after 2007 will be eligible for 100% forgiveness.

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of the Company, received a MXN$238 million (US$16.1 million) assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it had provided the appropriate documentation and support for the expenses and that the tax assessment has no legal merit, however as a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40, plus additional interest and penalties of $40, for which the Company has made a provision in the consolidated financial statements. The Company did not elect to use the tax amnesty program provided in 2013 to settle this assessment and is continuing with the appeal process. Resolution of this process is expected in 2015.

Refinadora Plata Guanacevi SA de CV, a subsidiary of the Company, received a MXN$63 million assessment on May 7, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it was the Company’s view that it had provided the appropriate documentation and support for the expenses; however the Company estimated a potential tax exposure of $425, plus additional interest and penalties of $460, for which the Company made a provision in the consolidated financial statements for the year ended December 31, 2012. On May 30, 2013, under the tax amnesty program the Company paid $561 to settle the dispute. The settlement was recognized against the accrued liability with the difference recognized as a reduction of the 2013 current income tax expense. There was no such items in 2014.

Metales Interamericanos S.A. de C.V., a subsidiary of the Company, acquired in the El Cubo transaction received a MXN$68 million assessment on August 24, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the entity’s 2006 tax return. Based on the advice of legal counsel, it was the Company’s view that the tax assessment had no legal merit and an appeals process was initiated in 2010. On May 30, 2013, under the tax amnesty program the Company paid $682 to settle the dispute recognized in the 2013 current income tax expense. There was no such items in 2014.

In December 2013, the Mexican President passed tax reform legislation that became effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. On enactment of the Special Mining Duty, the Company recognized an $18.7 million deferred income tax expense for the year ended December 31, 2013. In 2014, the Company incurred a current income tax expense of $4,552 and a deferred income tax recovery of $6,419 related to the Special Mining Duty. The Company recognized a $970 royalty expense related to the 0.5% Environmental Tax in Cost of Sales.

(b)	Deferred Income Tax

	December 31,	December 31,
Mexico operations	2014	2013

Deferred income tax assets:
Tax loss carryforwards	$28,911	$19,458
Provision for reclamation and rehabilitation	1,964	1,515
Other	3,673	2,030
Deferred income tax liabilities:
Inventories	(3,415)	(3,650)
Mineral properties, plant and equipment	(35,197)	(63,509)
Other	(2,340)	(4,897)
Deferred income tax liabilities, net	$(6,404)	$(49,053)

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

As at December 31, 20143, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately $107,114 (2013 – $68,486). These losses, if unutilized, expire between 2017 to 2023.

	December 31,	December 31,
Canada operations	2014	2013

Deferred income tax assets:
Tax loss carryforwards	$-	$-
Mineral properties, plant and equipment	29	-
Financing costs	52	-
Other	97	-
Recognized deferred income tax assets, net	$178	$-

As at December 31, 2014, the Company had no non-capital losses in Canada (2013 – CAN $Nil) and capital losses of $6.5 million (2013 – 13.8 million).

When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

(c)	Income Tax Expense

	December 31,	December 31,
	2014	2013

Current income tax expense (recovery)
Current income tax expense in respect of current year	$15,884	$13,599
Special mining duty	4,552	-
Adjustments recognized in the current year in relation to prior years	450	371
Deferred income tax expense (recovery)
Deferred tax expense recognized in the current year	(34,543)	(33,907)
Special mining duty	(6,419)	13,443
Adjustments recognized in the current year in relation to prior years	(1,865)	-
Total income tax expense	$(21,941)	$(6,494)

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2014	2013

Canadian statutory tax rates	26.00%	25.75%

Income tax expense computed at Canadian statutory rates	$(25,083)	$(24,710)
Foreign tax rates different from statutory rate	(9,880)	(3,667)
Change in tax rates	-	3,432
Withholding taxes, net of tax credits	910	123
Mark-to-market accounting	335	(907)
Stock-based compensation	907	908
Foreign exchange	9,506	709
Inflationary adjustment	1,497	1,070
Other items	3,196	1,364
Impairment of goodwill	-	10,106
Adjustments recognized in the current year in relation to prior years	(430)	(1,182)
Current year losses not recognized	338	5,115
Special mining duty Mexican tax	(1,867)	13,443
Recognition of previously unrecognized losses	(1,370)	(12,298)
Income tax expense	$(21,941)	$(6,494)

Endeavour Silver Corp.	Page - 32 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

22.	FINANCIAL INSTRUMENTS

(a)	Financial Assets and Liabilities

As at December 31, 2014, the carrying and fair values of the Company’s financial instruments by category are as follows:

	Held for	Loans and	Available	Financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$

Financial assets:
Cash and cash equivalents -	-	31,045	-	-	31,045	31,045
Investments	-		786	-	786	786
Accounts receivable	-	19,715	-	-	19,715	19,715
Total financial assets	-	50,760	786	-	51,546	51,546

Financial liabilities:
Accounts payable and accrued liabilities	-		-	17,408	17,408	17,408
Revolving credit facility	-		-	29,000	29,000	29,000
Total financial liabilities	-		-	46,408	46,408	46,408

Fair value hierarchy

IFRS 13, Fair Value Measurement, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The fair values of financial assets and financial liabilities at December 31, 2014 are:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	786	786	-	-
Trade receivables	7,394	7,394
Total financial assets	8,180	8,180	-	-

Financial liabilities:
Contingent liabilities	-	-	-	-
Revolving credit facility	29,000	-	29,000	-
Total financial liabilities	29,000	-	29,000	-

Endeavour Silver Corp.	Page - 33 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

The three levels of the fair value hierarchy established by IFRS 13 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

The Company determines the fair value of the embedded derivative related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

The Company determines the fair value of the contingent liability related to the contingent consideration included in the terms of the acquisition of Mexgold (see note 15) using a Monte Carlo simulation approach. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line incorporating current gold prices and the gold forward curve, both observable data points. Assumptions used in the Monte Carlo simulations are observable market data and, therefore, the contingent consideration is classified in Level 2 of the fair value hierarchy.

Level 3: Inputs for the financial asset or liability are not based on observable market data.

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

(b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the manner in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments, and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver and gold, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

The carrying amount of financial assets represents the Company’s maximum credit exposure.

Endeavour Silver Corp.	Page - 34 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

Below is an aged analysis of the Company’s receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2014		December 31, 2013

Less than 1 month	$8,251	$-	$13,767	$-
1 to 3 months	4,529	-	5,549	-
4 to 6 months	1,222	-	3,344	-
Over 6 months	5,713	1,778	1,089	776
Total accounts receivable	$19,715	1,778	$23,749	$776

At December 31, 2014, 81% of the receivables that were outstanding greater than one month are comprised of IVA and tax receivables in Mexico (December 31, 2013 – 97%) and 16% of the receivables outstanding are pending finalizations of concentrate sales.

At December 31, 2014, an impairment loss of $1,597 relates to IVA receivable claims from prior years and $181 relates to an allowance on related party receivables from prior years (December 31, 2013 - $776).

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available borrowings under the Company’s revolving credit facility. The Company believes that these sources, operating cash flows and its policies will be sufficient to cover the likely short term cash requirements and commitments.

In the normal course of business, the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2014:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	17,408	-	-	-	17,408
Income taxes payable	8,181	-	-	-	8,181
Revolving credit facility	29,000	-	-	-	29,000
Provision for reclamation and rehabilitation	-	-	2,847	3,649	6,496
Capital expenditure commitments	41	-	-	-	41
Minimum rental and lease payments	248	392	-	-	640
Total contractual obligations	54,878	392	2,847	3,649	61,766

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, interest rate risk, commodity price risk and equity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Endeavour Silver Corp.	Page - 35 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

The U.S. dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2014		December 31, 2013
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial assets	$2,029	$16,036	$4,076	$15,599
Financial liabilities	(1,525)	(17,267)	(3,290)	(2,232)
Net financial assets/liabilities	$504	$(1,231)	$786	$13,367

Of the financial assets listed above, $282 (2013 – $897) represents cash and cash equivalents held in Canadian dollars and $2,614 (2013 - $1,176) represents cash held in Mexican Pesos. The remaining cash balance is held in U.S. dollars.

As at December 31, 2014, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $24 due to these financial assets and liabilities.

As at December 31, 2014, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would increase net earnings by $59 due to these financial assets and liabilities.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was 3.2% . As at December 31, 2014, with other variables unchanged, a 1% increase in the LIBOR rate would result in additional interest expense of $290.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. Furthermore the Company carries a contingent liability linked to the price of gold. Revenue from the sale of concentrates is based on prevailing market prices which is subject to adjustment upon final settlement. For each reporting period until final settlement, estimates of metal prices are used to record sales. At December 31, 2014 there are 355,880 ounces of silver and 4,900 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at December 31, 2014, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.2 million.

Endeavour Silver Corp.	Page - 36 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2014 and 2013
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Terrence Chandler ~ Vice-President, Corporate Development
Bernard Poznanski - Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada
3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 37 -